November 28, 2023

Valerie Lithotomos

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Collaborative Investment Series Trust; File Nos. 811-23306 and 333-221072 (“Registrant”)

Dear Ms. Lithotomos:

On September 20, 2023, the Registrant, on behalf of its series, Mohr Industry Nav ETF and Mohr Company Nav ETF (each a “Fund” or collectively, the “Funds”), filed an amendment to its registration statement under the Securities Act of 1933 on Form N-1A. In a telephone conversation on October 17, 2023, you provided comments to the amendment. Below, please find those comments and the Registrant’s responses.

Comment 1. “Nav” in the Funds’ names suggest that the underlying investments could be connected to the industry Nav for the Mohr Industry Nav ETF and the company Nav for the Mohr Company Nav ETF. Please include an explanation for each Fund that clarifies what Nav means to the respective Fund. Please clarify how “Nav” applies to the Funds’ names and strategies.

Response: The Registrant has added the following as the last sentence of the first paragraph under the “Principal Investment Strategies” heading for each Fund.

“Nav” refers to the Fund’s strategy of seeking to “navigate” the Fund’s potential universe of investments through the use of the Adviser’s top-down process.

Comment 2. Please provide completed expense examples for the Funds.

Response: The Registrant has added the following expense examples for the Funds.

Mohr Industry Nav ETF

1 Year	3 Years
$122	$380

Mohr Company Nav ETF

1 Year	3 Years
$100	$311

Comment 3. Please clarify whether the Funds will only invest in U.S. markets. If either Fund intends to invest in foreign or emerging markets, please make the appropriate disclosures and add related risk disclosures.

Response: The Registrant confirms that the Fund intends to invest in U.S. markets only and determines that no further disclosures need to be added.

Comment 4. “Net asset value” is first defined under the “Principal Risks” heading. Please include this definition under the “Principal Investment Strategies” heading where it first appears.

Response: The Registrant confirms that “net asset value” first appears under the “Principal Risks” heading, therefore, it is defined in the appropriate place.

Comment 5. Please consider adding a cybersecurity risk disclosure under the “Principal Risks” heading for the Funds.

Response: The Registrant believes the cybersecurity risk disclosure included in Item 9 under the “Principal Investment Risks” heading is sufficient.

Comment 6. On page 15 of the prospectus, under the “Mohr Company Nav ETF” subsection, there is a diagram demonstrating the relationship of sector, industry and sub-industry. The staff recommends inserting the diagram earlier in the summary prospectus.

Response: The Registrant has added the diagram in its Item 4 disclosure.

* * * * *

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla